SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K/A

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) December 28, 2005

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
Former Name or Former Address, if Changed Since Last Report

Item 2.02. Results of Operations and Financial Condition

On December 28, 2005 the Company corrects preliminary financial results for the first nine months of 2005.

The Company previously issued Preliminary Financial Results for the First Nine Months of 2005 on December 20, 2005. We have subsequently discovered an error in the following line items: Gas Sales from Marketing Activities and Total Revenues for the three and nine months ended September 30, 2005 were overstated by approximately $41.7 million, Cost of Gas Marketing Activities and Total Costs and Expenses were overstated by approximately $39.9 million and Oil and Gas Price Risk Management Loss (Gain), Net was overstated by approximately $1.8 million. This error was self-correcting among these items, therefore, income before income taxes, net income, and earnings per share for the quarter and nine months did not change. The December 20, 2005 news release should not be relied upon, insofar as information in that release differs from information in this release .

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

The news release is filed herewith as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

By /s/ Darwin L. Stump
     Darwin L. Stump
     Chief Financial Officer
     Date December 28, 2005